UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2009
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF MARCH 31, 2009 AND 2008	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	122,144,201	100	97,263,751	100

s02	CURRENT ASSETS	67,291,429	55	50,159,933	52
s03	CASH AND SHORT-TERM INVESTMENTS	42,632,970	35	30,572,128	31
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	14,665,233	12	12,635,769	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,368,523	3	2,032,956	2
s06	INVENTORIES	5,217,502	4	4,022,886	4
s07	OTHER CURRENT ASSETS	1,407,201	1	896,194	1
s08	LONG-TERM ASSETS	3,578,281	3	8,424,397	9
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	2,024,650	2	6,579,734	7
s11	OTHER INVESTMENTS	1,553,631	1	1,844,663	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	30,545,434	25	25,748,228	26
s13	LAND AND BUILDINGS	16,949,662	14	16,071,218	17
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	36,467,043	30	28,322,779	29
s15	OTHER EQUIPMENT	4,991,963	4	4,327,935	4
s16	ACCUMULATED DEPRECIATION	29,396,501	24	23,718,895	24
s17	CONSTRUCTION IN PROGRESS	1,533,267	1	745,191	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,461,596	9	7,345,626	8
s19	OTHER ASSETS	9,267,461	8	5,585,567	6

s20	TOTAL LIABILITIES	74,191,371	100	55,903,284	100

s21	CURRENT LIABILITIES	11,867,095	16	8,783,357	16
s22	SUPPLIERS	6,839,111	9	5,283,198	9
s23	BANK LOANS	1,214,173	2	248,933	0
s24	STOCK MARKET LOANS	0	0	0	-
s103	OTHER LOANS WITH COST	146,488	0	97,994	0
s25	TAXES PAYABLE	602,639	1	524,296	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,064,684	4	2,628,936	5
s27	LONG-TERM LIABILITIES	38,488,615	52	25,085,634	45
s28	BANK LOANS	9,451,575	13	9,134,528	16
s29	STOCK MARKET LOANS	27,872,400	38	14,967,661	27
s30	OTHER LOANS WITH COST	1,164,640	2	983,445	2
s31	DEFERRED LIABILITIES	17,043,287	23	18,239,466	33
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,792,374	9	3,794,827	7

s33	STOCKHOLDERS' EQUITY	47,952,830	100	41,360,467	100

s34	MINORITY INTEREST	5,078,816	11	3,694,098	9
s35	MAJORITY INTEREST	42,874,014	89	37,666,369	91
s36	CONTRIBUTED CAPITAL	14,608,894	30	14,815,514	36
s79	CAPITAL STOCK	10,060,950	21	10,267,570	25
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	9	4,547,944	11
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	28,265,120	59	22,850,855	55
s42	RETAINED EARNINGS AND CAPITAL RESERVES	33,051,356	69	30,828,226	75
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	355,901	1	220,632	1
s80	SHARES REPURCHASED	(5,142,137)	(11)	(8,198,003)	(20)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	42,632,970	100	30,572,128	100
s46	CASH	33,313,529	78	727,830	2
s47	SHORT-TERM INVESTMENTS	9,319,441	22	29,844,298	98

s07	OTHER CURRENT ASSETS	1,407,201	100	896,194	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	10,028	1	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,397,173	99	896,194	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,461,596	100	7,345,626	100
s48	DEFERRED EXPENSES (NET)	5,123,136	45	3,338,890	45
s49	GOODWILL	6,338,460	55	4,006,736	55
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	9,267,461	100	5,585,567	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	2,309,372	25	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,958,089	75	5,585,567	100

s21	CURRENT LIABILITIES	11,867,095	100	8,783,357	100
s52	FOREIGN CURRENCY LIABILITIES	5,669,910	48	3,286,745	37
s53	MEXICAN PESOS LIABILITIES	6,197,185	52	5,496,612	63

s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,064,684	100	2,628,936	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	-	-	245,748	9
s89	ACCRUED INTEREST	463,876	15	212,056	8
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,283,246	75	1,915,229	73
s105	BENEFITS TO EMPLOYEES	317,562	10	255,903	10

s27	LONG-TERM LIABILITIES	38,488,615	100	25,085,634	100
s59	FOREIGN CURRENCY LIABILITIES	28,488,615	74	13,923,174	56
s60	MEXICAN PESOS LIABILITIES	10,000,000	26	11,162,460	44

s31	DEFERRED LIABILITIES	17,043,287	100	18,239,466	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	17,043,287	100	18,239,466	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,792,374	100	3,794,827	100
s66	DEFERRED TAXES	2,364,630	35	602,577	16
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	371,085	5	271,400	7
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	4,056,659	60	2,920,850	77

s79	CAPITAL STOCK	10,060,950	100	10,267,570	100
s37	CAPITAL STOCK (NOMINAL)	2,378,506	24	2,427,353	24
s38	RESTATEMENT OF CAPITAL STOCK	7,682,444	76	7,840,217	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	33,051,356	100	30,828,226	100
s93	LEGAL RESERVE	2,135,423	6	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	1,240,869	4
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	29,937,902	91	26,398,386	6
s45	NET INCOME FOR THE YEAR	978,031	3	1,053,548	3

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	355,901	100	220,632	100
s70	ACCUMULATED MONETARY RESULTS	0	0	-	-
s71	RESULTS FROM HOLDING NON-MONETARY ASSETS	0	0	-	-
s96	CUMULATIVE RESULTS FROM FOREIGN CURRENCY TRANSLATION	(1,077,129)	(303)	(1,299,796)	589
s97	CUMULATIVE RESULTS FROM DERIVATIVE FINANCIAL INSTRUMENTS	(90,926)	(26)	0	0
s98	CUMULATIVE EFFECTS OF DEFERRED INCOME TAXES	0	0	-	-
s100	OTHER	1,523,956	428	1,520,428	689

BALANCE SHEETS
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	55,424,334	41,376,576
s73	PENSIONS AND SENIORITY PREMIUMS	929,404	1,627,213
s74	EXECUTIVES (*)	39	33
s75	EMPLOYEES (*)	22,356	17,748
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	329,704,570,767	330,168,129,096
s78	REPURCHASED SHARES (*)	18,258,441,864	24,940,951,035
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	1,462,707	1,062,421

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1st TO MARCH 31, 2009 AND 2008	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount %

r01	NET SALES	11,362,421	100	9,538,118	100
r02	COST OF SALES	6,558,495	58	5,601,070	59
r03	GROSS PROFIT	4,803,926	42	3,937,048	41
r04	GENERAL EXPENSES	2,074,468	18	1,552,529	16
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,729,458	24	2,384,519	25
r08	OTHER INCOME AND (EXPENSE), NET	(92,740)	0	(24,925)	(0)
r06	INTEGRAL RESULT OF FINANCING	(711,546)	(6)	(527,994)	(6)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(312,890)	(3)	(185,261)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,612,282	15	1,646,339	17
r10	INCOME TAXES	510,200	4	476,216	5
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,102,082	11	1,170,123	12
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,102,082	11	1,170,123	12
r19	NET INCOME OF MINORITY INTEREST	124,051	1	116,575	1
r20	NET INCOME OF MAJORITY INTEREST	978,031	9	1,053,548	11

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	11,362,421	100	9,538,118	100
r21	DOMESTIC	9,412,288	83	8,038,383	84
r22	FOREIGN	1,950,133	17	1,499,735	16
r23	TRANSLATED INTO DOLLARS (***)	137,392	1	140,866	1

r08	OTHER INCOME AND (EXPENSE), NET	(92,740)	100	(24,925)	100
r49	OTHER INCOME AND (EXPENSE), NET	(90,963)	98	(24,740)	99
r34	EMPLOYEES' PROFIT SHARING, CURRENT	3,219	(3)	185	0
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	(1,442)	2	0	0

r06	INTEGRAL RESULT OF FINANCING	(711,546)	100	(527,994)	100
r24	INTEREST EXPENSE	858,439	(121)	649,167	(123)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	346,063	(49)	423,186	(80)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(199,170)	28	(302,013)	57
r28	RESULTS FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	510,200	100	476,216	100
r32	INCOME TAX, CURRENT	376,586	74	1,118,262	235
r33	INCOME TAX, DEFERRED	133,614	26	(642,046)	(135)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	13,817,607	10,292,966
r37	TAX RESULT FOR THE YEAR	1,244,399	6,024,704
r38	NET SALES (**)	49,796,581	42,644,157
r39	OPERATING INCOME (**)	15,472,745	14,433,233
r40	NET INCOME OF MAJORITY INTEREST (**)	7,728,134	8,382,460
r41	NET CONSOLIDATED INCOME (**)	8,662,615	9,187,020
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,207,151	993,268

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31, 2009 AND 2008	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	11,362,421	100	9,538,118	100
rt02	COST OF SALES	6,558,495	58	5,601,070	59
rt03	GROSS PROFIT	4,803,926	42	3,937,048	41
rt04	GENERAL EXPENSES	2,074,468	18	1,552,529	16
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,729,458	24	2,384,519	25
rt08	OTHER INCOME AND (EXPENSE), NET	(92,740)	0	(24,925)	(0)
rt06	INTEGRAL RESULT OF FINANCING	(711,546)	(6)	(527,994)	(6)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(312,890)	(3)	(185,261)	(2)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,612,282	14	1,646,339	17
rt10	INCOME TAXES	510,200	4	476,216	5
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,102,082	10	1,170,123	12
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	1,102,082	10	1,170,123	12
rt19	NET INCOME OF MINORITY INTEREST	124,051	1	116,575	1
rt20	NET INCOME OF MAJORITY INTEREST	978,031	8	1,053,548	11

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	11,362,421	100	9,538,118	100
rt21	DOMESTIC	9,412,288	83	8,038,383	84
rt22	FOREIGN	1,950,133	17	1,499,735	16
rt23	TRANSLATED INTO DOLLARS (***)	137,392	1	140,866	1

rt08	OTHER INCOME AND (EXPENSE), NET	(92,740)	100	(24,925)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(90,963)	98	(24,740)	99
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	3,219	(3)	185	0
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	(1,442)	2	0	0

rt06	INTEGRAL RESULTS OF FINANCING	(711,546)	100	(527,994)	100
rt24	INTEREST EXPENSE	858,439	(121)	649,167	(123)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	346,063	(49)	423,186	(80)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(199,170)	28	(302,013)	57
rt28	RESULTS FROM MONETARY POSITION	0	0	-	0

rt10	INCOME TAXES	510,200	100	476,216	100
rt32	INCOME TAX, CURRENT	376,586	74	1,118,262	235
rt33	INCOME TAX, DEFERRED	133,614	26	(642,046)	(135)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,207,150	993,268

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS	Final Printing
(Thousands of Mexican Pesos)
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	1,612,282	1,646,339
e02	+ (-) ITEMS NOT REQUIRING CASH	176,679	7,929
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,536,045	1,190,944
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,340,800	594,641
e05	CASH FLOW BEFORE INCOME TAX	4,665,806	3,439,853
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(447,691)	2,052,666
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	4,218,115	5,492,519

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,052,389)	(2,266,022)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	165,726	3,226,497

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,933,563)	(1,575,856)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,767,837)	1,650,641
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(24,694)	(1,335)
e13	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	35,106,060	19,720,376
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	33,313,529	21,369,682

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS	Final Printing
(Thousands of Mexican Pesos)
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	176,679	7,929
e15	+ ESTIMATES FOR THE PERIOD	178,140	59,351
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	(1,461)	(51,422)

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,536,045	1,190,944
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	1,207,150	993,268
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	-	-
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	312,890	185,261
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	-	-
e24	(-) + OTHER ITEMS	16,005	12,415

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,340,800	594,641
e25	+ ACCRUED INTEREST	723,654	649,167
e26	+ (-) OTHER ITEMS	617,146	(54,526)

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(447,691)	2,052,666
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	3,359,698	4,611,709
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(812,449)	(323,219)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(909,222)	(1,267,999)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	476,370	814,706
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,790,755)	(1,621,599)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(771,333)	(160,932)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,052,389)	(2,266,022)
e33	- PERMANENT INVESTMENT IN SHARES	(89,490)	(1,439,453)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(880,372)	(865,864)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	26,745	75,606
e37	- INVESTMENT IN INTANGIBLE ASSETS	(81,192)	(36,311)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-	-
e44	+ (-) OTHER ITEMS	(3,028,080)	-

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,933,563)	(1,575,856)
e45	+ BANK FINANCING	-	-
e46	+ STOCK MARKET FINANCING	-	-
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(1,120,039)	(242,166)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	-
e50	(-) OTHER FINANCING AMORTIZATION	(33,226)	(51,391)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	-	-
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(699,555)	(744,925)
e56	- REPURCHASE OF SHARES	-	(503,710)
e57	+ (-) OTHER ITEMS	(80,743)	(33,664)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	9.70%		12.27%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	18.06%		22.21%
p03	NET INCOME TO TOTAL ASSETS (**)	7.09%		9.45%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
p05	RESULTS FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.41	times	0.44	times
p07	NET SALES TO FIXED ASSETS (**)	1.63	times	1.66	times
p08	INVENTORIES TURNOVER (**)	5.01	times	5.40	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	101	days	104	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.59%		9.23%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	60.74%		57.48%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.55	times	1.35	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.04%		30.79%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	126.00%		97.43%
p15	OPERATING INCOME TO INTEREST PAID	3.18	times	3.67	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.67	times	0.76	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.67	times	5.71	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.23	times	5.25	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.91	times	0.90	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	359.25%		348.07%

(**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
D		Amount	Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.01		$0.01

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0		$0

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0		$0

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.01		$0.01

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0		$0

d08	CARRYING VALUE PER SHARE	$0.13		$0.11

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00

d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares

d11	MARKET PRICE TO CARRYING VALUE	2.51	times	3.88	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	110.27	times	139.08	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES(1)
CONSOLIDATED
Final Printing

S31: "DEFERRED LIABILITIES". THIS LINE INCLUDES PS.16,453,918 OF A SHORT-TERM NATURE.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS(1)
CONSOLIDATED
Final Printing

PLEASE REFER TO OUR FORM 6-K FILED ON MAY 5, 2009.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing

CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	112,058,596,440	0	112,058,596,440	0	821,510	0
B	0.00000	0	52,045,804,315	0	52,045,804,315	0	384,584	0
D	0.00000	0	82,800,085,006	0	82,800,085,006	0	586,206	0
L	0.00000	0	82,800,085,006	0	0	82,800,085,006	586,206	0
TOTAL			329,704,570,767	0	246,904,485,761	82,800,085,006	2,378,506	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							329,704,570,767

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE
TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:	TLEVISA	DATE: 4/30/2009

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVE DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAUL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES
CONSOLIDATED
Final Printing

		NUMBER	%
COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	109,713,505	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	100.00
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,072,110	100.00
6	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1	100.00
7	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	100.00
8	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
9	GT HOLDING, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	53	100.00
10	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	4,109,462	100.00
11	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
12	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
13	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
14	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	154,322,879	100.00
15	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	100.00
16	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,000	100.00
17	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,895,235	100.00
18	TELEVISA PAY-TV VENTURE, INC	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,000	100.00
19	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	100.00
20	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	38,777,677	100.00
21	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	999	100.00
22	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED
Final Printing
TOTAL AMOUNT
		NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
				COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	52,619
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	32.70	49	-
3	CENTROS DE CONOCIMIENTO
	TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	23,990
4	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	451,126	111,581
5	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	839
6	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	7,024
7	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	1,099
8	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES LA SEXTA, S.A.	TELEVISION PROGRAMMING	9,589,605	40.00	3,191,546	1,005,287
9	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	39.36	99,758	5,238
10	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	461,490
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(12,032)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,343,399	50.00	1,028,822	360,496
13	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	7,019
	TOTAL INVESTMENT IN ASSOCIATES				6,063,228	2,024,650

	OTHER PERMANENT INVESTMENTS					1,553,631

	TOTAL				6,063,228	3,578,281

CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
					TIME INTERVAL						TIME INTERVAL
CREDIT TYPE /INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35			1,000,000		1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
INBURSA, S.A.	NA	5/17/2004	5/21/2009	9.70	1,162,460
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3MLIBOR+.525											3,193,628
BANK OF AMERICA	YES	3/31/2000	3/31/2010	LIBOR+1.25							533	35,827
LEASING DE COLOMBIA,S.A.	YES	6/28/2004	6/28/2009	12.60							210
LEASING BANCOLOMBIA, S.A.	YES	8/18/2007	12/17/2010	14.07							3,880	1,293	3,344
BANCO SANTANDER	YES	12/15/2007	11/15/2022	UNIDAD DE FOMENTO+5.15							1,278	437	1,795	1,888	2,301	37,493
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3MLIBOR+.600											709,695
GE CAPITAL LEASING	YES	5/1/2007	4/10/2010	LIBOR+1.50							6,138	2,117	1,431

OTHER
TOTAL BANKS					1,162,460	-	1,000,000	-	1,000,000	3,500,000	12,039	39,674	6,570	1,888	3,905,624	37,493
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41										1,021,265
HOLDERS	YES	3/11/2002	3/11/2032	8.94												4,258,170
HOLDERS	YES	3/18/2005	3/18/2025	6.97												8,516,340
HOLDERS	YES	5/6/2008	5/15/2018	6.31												7,096,950
HOLDERS	YES	11/15/2005	11/15/2015	9.86												2,479,675
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	1,021,265	0	22,351,135
SUPPLIERS
VARIOUS	NA	3/31/2009	3/31/2010			2,734,426
VARIOUS	YES	3/31/2009	3/31/2010									4,104,685
TOTAL SUPPLIERS					0	2,734,426	0	0	0	0	0	4,104,685	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	YES	9/8/2000	9/8/2015	11.50							108,280	38,208	164,252	184,169	206,500	609,719
TOTAL OTHER LOANS WITH COST					0	0	0	0	0	0	108,280	38,208	164,252	184,169	206,500	609,719

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA					1,800,694
VARIOUS	YES											1,263,990
TOTAL CURRENT LIABILITIES WITHOUT COST					0	1,800,694	0	0	0	0	0	1,263,990	0	0	0	0

TOTAL					1,162,460	4,535,120	1,000,000	-	1,000,000	8,000,000	120,319	5,446,557	170,822	1,207,322	4,112,124	22,998,347

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
ARE AS FOLLOWS:

$ 14.1939 PESOS PER U.S. DOLLAR
0.0059 PESOS PER COLOMBIAN PESO
0.0247 PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND
MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.138,632 AND PS.470,001, RESPECTIVELY,
FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,120,369	30,096,306	220,695	3,132,523	33,228,829

LIABILITIES POSITION	2,518,590	35,748,615	108,514	1,540,237	37,288,852

SHORT-TERM LIABILITIES POSITION	296,875	4,213,814	105,094	1,491,694	5,705,508

LONG-TERM LIABILITIES POSITION	2,221,715	31,534,801	3,420	48,543	31,583,344

NET BALANCE	(398,221)	(5,652,309)	112,181	1,592,286	(4,060,023)

NOTES
MONETARY ASSETS INCLUDE U.S.$72,818 THOUSAND DOLLARS OF LONG-TERM TEMPORARY INVESTMENTS.

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :
PS. 14.1939 PESOS PER U.S. DOLLAR
18.8637 PESOS PER EURO
11.2718 PESOS PER CANADIAN DOLLAR
3.8424 PESOS PER ARGENTINEAN PESO
0.5947 PESOS PER URUGUAYAN PESO
14.1939 PESOS PER PANAMANIAN BALBOA
0.0247 PESOS PER CHILEAN PESO
0.0059 PESOS PER COLOMBIAN PESO
4.5060 PESOS PER PERUVIAN NUEVO SOL
12.4769 PESOS PER SWISS FRANC
6.6018 PESOS PER STRONG BOLIVAR
6.1344 PESOS PER BRAZILIAN REAL
20.3841 PESOS PER STERLING LIBRA
2.0769 PESOS PER CHINESE YUAN
0.1433 PESOS PER JAPANESE YEN

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.31,583,344 IS REPORTED
AS FOLLOWS:
REF. S27 LONG-TERM LIABILITIES	PS. 28,488,615
REF. S69 OTHER LONG-TERM LIABILITIES	PS. 3,094,729

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLIONARE OUTSTANDING AS OF MARCH 31, 2009), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES AND PS. 4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN  2011, 2018, 2025, 2032 AND 2037, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V., ("CABLEMÁS") WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2009, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)

TELEVISION:		0	0

CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS	0	0

PUBLISHING:		0	0

EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS	0	0
RADIO:		0	0

SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS	0	0

CABLE TELEVISION:		0	0

CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT	0	0

OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
(%)

PROGRAMS AND FILMS	ALAMEDA
	FILMS, S.A	DOMESTIC
CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
DIANA
INTERNACIONAL
FILMS,
S.A. DE
	C.V.	DOMESTIC
ESTUDIO
MEXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
ARMANDO
RENE DUARTE
	OSORIO	DOMESTIC
CINE
FALCON
PRODUCCIO-
	NES, S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
GUSTAVO
ALATRISTE
	RODRIGUEZ	DOMESTIC
	NUVISION, S.A.	DOMESTIC
PELICULAS
RODRIGUEZ,
	S.A. DE C.V.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO-
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
AGUILA,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
ALFA
AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
SECINE,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
TOBARI, S.A.
	DE C.V.	DOMESTIC
QUALITY
FILMS, S.
DE R.L. DE
	C.V.	DOMESTIC
REYNALDO
PUENTE
	PORTILLO	DOMESTIC
OTHER
4 KIDS
	ENTERTAINMENT	FOREIGN	NO
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
CONTENTFILM
INTERNATIONAL
	LIMITED	FOREIGN	NO
DUO ENTERTAIN
VERTRIEBS
	GMHB	FOREIGN	NO
RIGHS DISTRIBU-
	TION LIMITED	FOREIGN	NO
CBS
	STUDIOS, INC.	FOREIGN	NO
DREAM WORKS
	LLC.	FOREIGN	NO
ENTERTAINMENT
HEARTS
	ENTERTAINMENT	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
LUCAS
	FILM, LTD.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI-
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACON, INT.	FOREIGN	NO
MULTIFILMS
	BV	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
INTERNATIO-
	NAL, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO., LTD	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
SWITCH	CABLENETWORK
	MEXICO	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	ABASTECEDORA
	LUMEN	DOMESTIC
GRUPO PAPE
	LERO SCRIBE	DOMESTIC
PAPELERA
LOZANO
	HERMANOS	DOMESTIC
PAPELES
	PLANOS, S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	M REAL	FOREIGN	YES
MYLLIKOSKI
	PAPEL	FOREIGN	YES
	UPM	FOREIGN	NO
	CATALYST	FOREIGN	NO
PAPER AND IMPRESSION	PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
COMPAÑÍA
EXCEL
SERVI GRAFICA,
S.A. DE
	C.V.	DOMESTIC
OFFSET
MULTICOLOR
	S.A.	DOMESTIC
	IMPRESOS MOINO	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
S.A. DE
	C.V.	DOMESTIC
PROCESOS
INDUSTRIALES
	DE PAPEL, S.A.	DOMESTIC
BARNICES PARA
EDICIONES DE
	LIBROS, S.A.	DOMESTIC
SERVICIOS PRO-
FESIONALES
DE IMPRESIÓN,
	S.A. DE C.V.	DOMESTIC
METROCOLOR
	DE MEXICO, S.A.	DOMESTIC
REPRODU
CCIONES
FOTOME
	CANICAS, S.A.	DOMESTIC
GRÁFICA LA
	PRENSA, S.A.	DOMESTIC
EDITORIAL
ULTRA,
	S.A.	DOMESTIC
QUEBECOR
WORLD
	MEXICO	DOMESTIC
FORMADORES
Y EDITORES
	DE LIBROS	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BIANA, S.A.	FOREIGN	YES
	QUEBECOR	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
ST.
	IVES	FOREIGN	NO
COLOMBO
ANDINA DE
	IMPRESOS	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing

	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(250,064)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	1	3,896,050		TELEFONOS DE MEXICO, S.A.B. DE C.V.
				COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
				BIMBO, S.A. DE C.V.
				DANONE DE MEXICO, S.A. DE C.V.
				THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
				UNILEVER DE MEXICO, S. DE R.L. DE C.V.
				KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
				MARCAS NESTLE, S.A DE C.V.
				MARKETING MODELO, S.A DE C.V.
				GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
				KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		25,370		VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		344,161		T.V. CABLE DE PROVINCIA, S.A. DE C.V.
				CABLEVISION DE SALTILLO, S.A. DE C.V.
				MEGA CABLE, S.A. DE C.V.
				CABLEVISION RED, S.A.
				TELE CABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
				TVI NACIONAL, S.A. DE C.V.
				TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		58,175		EL PALACIO DE HIERRO, S.A DE C.V.
				TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
				L.G. ELECTRONICS MEXICO, S.A DE C.V.
				SUAVE Y FACIL, S.A. DE C.V.
				HERSHEY MEXICO, S. DE R.L. DE C.V.
				COMBE DE MEXICO, S. DE R.L. DE C.V.
				MARCAS NESTLE, S.A DE C.V.
				ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
				KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	9,389	155,261	TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
			MEN´S HEALTH MAGAZINE,	DEALERS
			VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
			COSMOPOLITAN MAGAZINE
			NATIONAL GEOGRAPHIC MAGAZINE
			TU MAGAZINE
			ESPECIAL MARVEL SEMANAL MAGAZINE
			SOY AGUILA MAGAZINE
			AUTOMOVIL PANAMERICANO MAGAZINE
			MUY INTERESANTE MAGAZINE
			BIG BANG MAGAZINE
			DISNEY PRINCESAS MAGAZINE
			COCINA FACIL MAGAZINE
PUBLISHING		122,964		FRABEL, S.A. DE C.V.
				KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
				DILTEX, S.A. DE C.V.
				WATA GROUP, S.A. DE C.V.
				ACTIVE INTERNATIONAL MEXICO, S.A. DE C.V.
				FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
				NISSAN MEXICANA, S.A. DE C.V.
				PRODUCCIONES INFOVISIÓN, S.A. DE C.V.
				TELEFONOS DE MEXICO, S.A.B. DE C.V.
				COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		5,113		VARIOUS
SKY:
DTH BROADCAST SATELLITE		2,154,345	SKY	SUBSCRIBERS
PAY PER VIEW		40,487
CHANNEL COMMERCIALIZATION		22,169		KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
				HERSHEY MEXICO, S. DE R.L. DE C.V.
				L.G. ELECTRONICS MEXICO, S.A DE C.V.
				SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		1,160,599	CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		275,330
SERVICE INSTALLATION		18,706
PAY PER VIEW		14,298		HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		64,476		KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		141,710		L.G. ELECTRONICS MEXICO, S.A DE C.V.
TELECOMMUNICATIONS		339,752
OTHER		9,943
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		118,111		OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
				CINEMAS LUMIERE, S.A. DE C.V.
				OPERADORA DE CINEMAS, S.A. DE C.V.
				LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
				CINEMARK DE MEXICO, S.A. DE C.V.
				QUALITY FILMS, S. DE R.L. DE C.V.
				GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		148,336	CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
			ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		68,382	ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
				PEGASO PCS, S.A. DE C.V.
				MYALERCOM, S.A.
				IUSACELL, S.A. DE C.V.
				THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		361,331	PLAY CITY	GENERAL PUBLIC (AUDIENCE)
			MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		80,534		PEGASO, PCS, S.A. DE C.V.
				MARKETING MODELO, S.A DE C.V.
				PROPIMEX, S.A.DE C.V.
				TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
				UNILEVER DE MEXICO, S. DE R.L. DE C.V.
				CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
				CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	2,503	36,749	MAESTRA DE PREESCOLAR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			EL SOLITARIO MAGAZINE	DEALERS
			COCINA CON ALEGRIA MAGAZINE	COMMERCIAL CENTERS (MALLS)
			MEXICO DESCONOCIDO MAGAZINE
			ENTREPRENEUR MAGAZINE
			HOLA MEXICO MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(5,508)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		67,393		INITIATIVE MEDIA, INC.
				PDH/LA. USA
				GROUP MOTION
				ZENITHGPE
OTHER INCOME		52,906		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		185,628		DIRECTV LATIN AMERICA
				GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
				DIRECTV CHILE TELEVISION
				DIRECTV ARGENTINA
				ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		20,393		PLAY PUBLICIDAD, INC.
				ROMA RICCI CORPORATION
				SPHERE MARKETING
				CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		686,299	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	14,150	303,199	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			GENTE MAGAZINE	DEALERS
			PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			VANIDADES MAGAZINE
			COSMOPOLITAN MAGAZINE
			TU MAGAZINE
			BILINKEN MAGAZINE
			PARA TI MAGAZINE
			CONDORITO MAGAZINE
PUBLISHING		180,187		PROCTER & GAMBLE
				L´OREAL
				UNILEVER ANDINA COLOMBIA LTDA
				P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		199,782	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		189,143		SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		2,722	CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	3,263	65,771	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
			HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
			EL CUERPO HUMANO MAGAZINE
			EL FEDERAL MAGAZINE
			VEA MAGAZINE
			SEMANA MAGAZINE
			MAGALYTV MAGAZINE
DISTRIBUTION, RENTALS, AND SALE		2,218
OF MOVIE RIGHTS				WARNER BROS ENTERTAINMENT, INC.
TOTAL		11,362,421

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		24,429	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
OTHER INCOME		52,906	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		146,801	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		686,299	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		2,722	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		2,218	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		42,964	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		38,827	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		20,393			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	14,150	303,199	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		180,187			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		199,782	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		189,143	UNITED STATES OF AMERICA		SUBSCRIBERS
PUBLISHING DISTRIBUTION:	3,263	65,771	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				VEA MAGAZINE
				SEMANA MAGAZINE
				MAGALYTV MAGAZINE
INTERSEGMENT ELIMINATIONS		(5,508)
TOTAL	17,413	1,950,133

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT MARCH 31, 2009, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	39.2	U.S.$	11.3	29%

INFORMATION TECHNOLOGY PROJECTS		35.7		30.2	84%

CONSTRUCTION IN PROGRESS		6.1		4.8	79%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	980.3	PS.	756.8	77%

INFORMATION TECHNOLOGY PROJECTS		27.0		9.0	33%

CONSTRUCTION IN PROGRESS		24.5		17.3	71%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING  EXCHANGE  RATE AT  THE  BALANCE SHEET DATE. RESULTING  EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED  AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR.  RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., APRIL 30, 2009—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FIRST QUARTER 2009. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS). BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS, WE NO LONGER RECOGNIZE THE EFFECTS OF INFLATION IN OUR FINANCIAL REPORTING. WE ARE PRESENTING OUR RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008, IN MILLIONS OF MEXICAN PESOS.

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 19.1% TO PS.11,362.4 MILLION IN FIRST QUARTER 2009 COMPARED WITH PS.9,538.1 MILLION IN FIRST QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, SKY, TELEVISION BROADCASTING, PAY TELEVISION NETWORKS, PROGRAMMING EXPORTS, AND PUBLISHING SEGMENTS.

CONSOLIDATED OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 14.5% TO PS.2,729.5 MILLION IN FIRST QUARTER 2009 COMPARED WITH PS.2,384.5 MILLION IN FIRST QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.1,207.1 MILLION AND PS.993.3 MILLION IN FIRST QUARTER 2009 AND 2008, RESPECTIVELY.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 7.2% TO PS.978 MILLION IN FIRST QUARTER 2009 COMPARED WITH PS.1,053.5 MILLION IN FIRST QUARTER 2008. THE NET DECREASE OF PS.75.5 MILLION REFLECTED PRIMARILY I) A PS.67.8 MILLION INCREASE IN OTHER EXPENSE, NET; II) A PS.183.6 MILLION INCREASE IN INTEGRAL COST OF FINANCING; III) A PS.127.6 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; IV) A PS.34 MILLION INCREASE IN INCOME TAXES; AND V) A PS.7.5 MILLION INCREASE IN NON-CONTROLLING INTEREST NET INCOME. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.345 MILLION INCREASE IN OPERATING INCOME.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER RESULTS ENDED MARCH 31, 2009 AND 2008, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

TELEVISION BROADCASTING

FIRST-QUARTER SALES INCREASED 4.1% TO PS.4,041.7 MILLION COMPARED WITH PS.3,882.5 MILLION IN FIRST QUARTER 2008. THIS INCREASE WAS DRIVEN BY STRONG RATINGS PRIMARILY DURING PRIME TIME IN CHANNEL 2 AND BY THE FAVORABLE COMPARISON RESULTING FROM THE FACT THAT THIS YEAR THE EASTER HOLIDAY FELL IN THE SECOND QUARTER RATHER THAN THE FIRST QUARTER.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 4.6% TO PS.1,584.3 MILLION COMPARED WITH PS. 1,514.2 MILLION IN FIRST QUARTER 2008, AND THE MARGIN WAS 39.2%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FIRST-QUARTER SALES INCREASED 31.2% TO PS.608.4 MILLION COMPARED WITH PS.463.6 MILLION IN FIRST QUARTER 2008. THIS INCREASE WAS DRIVEN BY I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA THAT BENEFITED FROM A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES; AND II) HIGHER ADVERTISING SALES.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 40.1% TO PS.396.8 MILLION COMPARED WITH PS.283.3 MILLION IN FIRST QUARTER 2008, AND THE MARGIN INCREASED TO 65.2%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

FIRST-QUARTER SALES INCREASED 18.7% TO PS.686.3 MILLION COMPARED WITH PS.578.3 MILLION IN FIRST QUARTER 2008. THIS GROWTH WAS DRIVEN BY A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES AMOUNTING TO PS.193.6 MILLION AND HIGHER PROGRAMMING SALES TO EUROPE, ASIA, AND AFRICA. THIS WAS PARTIALLY OFFSET BY AN 18.9% DECREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$29.9 MILLION FOR THE QUARTER.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 38.8% TO PS.340.5 MILLION COMPARED WITH PS.245.3 MILLION IN FIRST QUARTER 2008, AND THE MARGIN INCREASED TO 49.6%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY A MARGINAL INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

FIRST-QUARTER SALES INCREASED 5.4% TO PS.766.7 MILLION COMPARED WITH PS.727.3 MILLION IN FIRST QUARTER 2008. THIS INCREASE REFLECTS A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES THAT AMOUNTED TO PS.132.3 MILLION, WHICH WAS PARTIALLY OFFSET BY A DECREASE IN ADVERTISING AND TO A LESSER EXTENT A DECREASE IN MAGAZINE CIRCULATION SALES IN MEXICO AND ABROAD.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 54.2% TO PS.22.5 MILLION, COMPARED WITH PS.49.1 MILLION IN FIRST QUARTER 2008; THE MARGIN WAS 2.9%. THESE RESULTS REFLECT HIGHER COST OF SALES AND OPERATING EXPENSES DRIVEN BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS, WHICH WERE PARTIALLY COMPENSATED BY THE POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES.

SKY

FIRST-QUARTER SALES INCREASED 10.8% TO PS.2,416.8 MILLION COMPARED WITH PS.2,180.6 MILLION IN FIRST QUARTER 2008, REFLECTING I) AN INCREASE IN ITS SUBSCRIBER BASE, CLOSING THE QUARTER WITH 123,000 SUBSCRIBERS IN CENTRAL AMERICA; AND II) HIGHER ADVERTISING REVENUE. THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,784,608 (INCLUDING 133,435 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2009, COMPARED WITH 1,642,923 (INCLUDING 114,855 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2008.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 2.8% TO PS.1,110.8 MILLION COMPARED WITH PS. 1,080.2 MILLION IN FIRST QUARTER 2008, AND THE MARGIN WAS 46%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND PROGRAMMING EXPENSES MAINLY DRIVEN BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS.

CABLE AND TELECOM

FIRST-QUARTER SALES INCREASED 110.3% TO PS.2,214 MILLION COMPARED WITH PS.1,052.8 MILLION IN 2008. THIS INCREASE WAS ATTRIBUTABLE TO I) A 19.9% INCREASE IN SALES OF CABLEVISION, DRIVEN MAINLY BY A 19.9% INCREASE IN REVENUE GENERATING UNITS (RGUS); II) THE CONSOLIDATION OF CABLEMÁS STARTING JUNE 2008, WHICH REPRESENTED INCREMENTAL REVENUE OF PS.899 MILLION FOR FIRST QUARTER 2009; AND III) THE GROWTH IN BESTEL’S SALES BY PS.131.8 MILLION TO PS.528.9 MILLION.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 107.3% TO PS.679.3 MILLION COMPARED WITH PS.327.7 MILLION IN 2008, AND THE MARGIN WAS 30.7%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AS WELL AS PROGRAMMING EXPENSES. BESTEL’S OPERATING SEGMENT INCOME INCREASED PS.31.2 MILLION TO PS.90.1 MILLION.

THE SUSCRIBER BASE OF CABLEVISIÓN OF VIDEO, INTERNET AND TELEPHONY AS OF MARCH 31, 2009, AMOUNTED TO 594,407, 206,493 AND 70,257, RESPECTIVELY.

THE SUSCRIBER BASE OF CABLEMÁS OF VIDEO, INTERNET AND TELEPHONY AS OF MARCH 31, 2009, AMOUNTED TO 874,696, 247,237 AND 84,680, RESPECTIVELY.

IN FIRST-QUARTER 2009, THE SALES OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.786.1 MILLION AND PS.899 MILLION, RESPECTIVELY.

IN FIRST-QUARTER 2009, THE OPERATING SEGMENT INCOME OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.277.4 MILLION AND PS.311.8 MILLION, RESPECTIVELY.

OTHER BUSINESSES

FIRST-QUARTER SALES DECREASED 1.9% TO PS.884.1 MILLION COMPARED WITH PS.901.2 MILLION IN FIRST QUARTER 2008. THIS DECREASE WAS DRIVEN BY LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION, PUBLISHING DISTRIBUTION, AND INTERNET BUSINESSES, WHICH WERE PARTIALLY COMPENSATED BY HIGHER SALES IN OUR GAMING AND SOCCER BUSINESSES.

FIRST-QUARTER OPERATING SEGMENT LOSS INCREASED 76.9% TO PS.39.8 MILLION COMPARED WITH PS.22.5 MILLION IN 2008, REFLECTING LOWER SALES AND HIGHER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY LOWER COST OF SALES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FIRST QUARTER 2009 AND 2008, AMOUNTED TO PS.255.6 MILLION AND PS.248.2 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN FIRST-QUARTER 2009 AMOUNTED TO PS.68.6 MILLION, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, IN FIRST QUARTER 2009, INCLUDED PRIMARILY PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION, DONATIONS AND LOSS ON DISPOSITION OF ASSETS.

OTHER EXPENSE, NET, INCREASED BY PS.67.8 MILLION, TO PS.92.7 MILLION FOR FIRST QUARTER 2009, COMPARED WITH PS.24.9 MILLION FOR FIRST QUARTER 2008. THIS INCREASE REFLECTED PRIMARILY AN INCREASE IN EXPENSE FOR PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION; AS WELL AS IN DONATIONS.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.183.6 MILLION, TO PS.711.6 MILLION FOR FIRST QUARTER 2009 FROM PS.528 MILLION FOR FIRST QUARTER 2008. THIS INCREASE PRIMARILY REFLECTED I) A PS.209.3 MILLION INCREASE IN INTEREST EXPENSE, DUE MOSTLY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN FIRST QUARTER 2009; AND II) A PS.77.1 MILLION DECREASE IN INTEREST INCOME EXPLAINED BY A REDUCTION OF INTEREST RATES APPLICABLE TO FOREIGN CURRENCY TEMPORARY INVESTMENTS IN FIRST QUARTER 2009. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.102.8 MILLION DECREASE IN FOREIGN EXCHANGE LOSS RESULTING MAINLY FROM A LOWER LOSS EFFECT ON CERTAIN DERIVATIVE CONTRACTS TO COVER FOREIGN EXCHANGE RISK.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, INCREASED BY PS.127.6 MILLION, OR 68.9%, TO PS.312.9 MILLION IN FIRST QUARTER 2009 COMPARED WITH PS.185.3 MILLION IN FIRST QUARTER 2008. THIS INCREASE PRIMARILY REFLECTED AN INCREASE IN EQUITY IN LOSS OF LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN.

INCOME TAXES

INCOME TAXES INCREASED BY PS.34 MILLION, OR 7.1%, TO PS.510.2 MILLION IN FIRST QUARTER 2009 FROM PS.476.2 MILLION IN FIRST QUARTER 2008. THIS INCREASE PRIMARILY REFLECTED A HIGHER INCOME TAX BASE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME INCREASED BY PS.7.5 MILLION, OR 6.4%, TO PS.124.1 MILLION IN FIRST QUARTER 2009, FROM PS.116.6 MILLION IN FIRST QUARTER 2008. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING EQUITY OWNERS IN OUR SKY SEGMENT, WHICH WAS PARTIALLY OFFSET BY A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING FIRST QUARTER 2009, WE INVESTED APPROXIMATELY US$60.2 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$30.7 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$17.2 MILLION FOR OUR SKY SEGMENT, US$2.3 MILLION FOR OUR GAMING BUSINESS, AND US$10 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. IN ADDITION, WE MADE CONTRIBUTIONS IN CONNECTION WITH OUR 40% INTEREST IN LA SEXTA IN THE AMOUNT OF €12 MILLION.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT DURING THE QUARTER IN OUR CABLE AND TELECOM SEGMENT INCLUDES APPROXIMATELY US$11.1 MILLION FOR CABLEVISION, US$18.3 MILLION FOR CABLEMÁS, AND US$1.3 MILLION FOR BESTEL.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.38,538.2 MILLION AND PS.25,202.8 MILLION AS OF MARCH 31, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,214.2 MILLION AND PS.248.9 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,311.1 MILLION AND PS.1,081.4 MILLION AS OF MARCH 31, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.146.5 MILLION AND PS.98 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2009 AND 2008, OUR CONSOLIDATED NET CASH POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND LONG-TERM INVESTMENTS LESS TOTAL DEBT) WAS PS.5,410.5 MILLION AND PS.6,922.5 MILLION, RESPECTIVELY. LONG-TERM INVESTMENTS AS OF MARCH 31, 2009 AND 2008, AMOUNTED TO PS.1,315.7 MILLION AND PS.1,553.2 MILLION, RESPECTIVELY.

SHARES OUTSTANDING

AS OF MARCH 31, 2009 AND 2008, THE SHARES OUTSTANDING AMOUNTED TO 329,705 MILLION AND 330,168 MILLION SHARES, RESPECTIVELY.

AS OF MARCH 31, 2009 AND 2008, THE CPO EQUIVALENT OUTSTANDING AMOUNTED TO 2,818 MILLION AND 2,822 MILLION CPOS, RESPECTIVELY. NOT ALL SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF MARCH 31, 2009 AND 2008, THE GDS EQUIVALENT OUTSTANDING AMOUNTED TO 564 MILLION GDS. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY 5.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN FIRST QUARTER 2009, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 73.8%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.2%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 72%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF AN INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELLY, THE "GROUP"), AS OF MARCH 31, 2009 AND 2008, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2009, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

THE GROUP RECOGNIZED THE EFFECTS OF INFLATION ON ITS CONSOLIDATED FINANCIAL STATEMENTS THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS NIF B-10, EFFECTS OF INFLATION, THE GROUP DISCONTINUED RECOGNIZING SUCH EFFECTS ON ITS FINANCIAL INFORMATION. ACCORDINGLY, THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2009 AND 2008, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, DO NOT RECOGNIZE THE EFFECTS OF INFLATION BEGINNING JANUARY 1, 2008.

EFFECTIVE JUNE 1, 2008, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS FROM OPERATIONS OF CABLEMÁS IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN CABLEMÁS BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:

	2009		2008
BUILDINGS	Ps.	9,350,170	Ps.	9,211,268
BUILDING IMPROVEMENTS		1,793,691		1,716,835
TECHNICAL EQUIPMENT		34,677,153		26,532,889
SATELLITE TRANSPONDERS		1,789,890		1,789,890
FURNITURE AND FIXTURES		855,067		677,589
TRANSPORTATION EQUIPMENT		1,666,764		1,417,693
COMPUTER EQUIPMENT		2,470,132		2,232,653
LEASEHOLD IMPROVEMENTS		1,186,435		903,735
		53,789,302		44,482,552
ACCUMULATED DEPRECIATION		(29,396,501)		(23,718,895)
		24,392,801		20,763,657
LAND		4,619,366		4,239,380
CONSTRUCTION AND PROJECTS IN PROGRESS		1,533,267		745,191
	Ps.	30,545,434	Ps.	25,748,228

   DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 WAS PS.1,092,199 AND PS.892,737, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

   AS OF MARCH 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2009				2008
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	1,021,265	U.S.$	71,951	Ps.	766,027
6.0% SENIOR NOTES DUE 2018 (A)		500,000		7,096,950		-		-
6.625% SENIOR NOTES DUE 2025 (A)		600,000		8,516,340		600,000		6,387,900
8.5% SENIOR NOTES DUE 2032 (A)		300,000		4,258,170		300,000		3,193,950
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR NOTES DUE 2013		-		-		11,251		119,784
9.375% SENIOR GUARANTED NOTES DUE 2015 (B)		174,700		2,479,675		-		-
	U.S.$	1,646,651	Ps.	27,872,400	U.S. $	983,202	Ps.	14,967,661

     (A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94 AND 8.93% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025 AND 2037, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. AND MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

 (B) THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES UP TO 35% OF THEIR AGGREGATE PRINCIPAL AMOUNT, AT ANY TIME BEFORE NOVEMBER 15, 2008, WITH PROCEEDS OF CERTAIN EQUITY OFFERINGS, ALSO, CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS. IN JULY 2008, CABLEMÁS PREPAID A PORTION OF THESE SENIOR NOTES IN THE PRINCIPAL AMOUNT OF U.S.$0.3 MILLION IN CONNECTION WITH A TENDER OFFER TO PURCHASE THESE SENIOR NOTES AT A PURCHASE PRICE OF 101% PLUS RELATED ACCRUED AND UNPAID INTEREST.

IN SEPTEMBER 2008, SKY PREPAID ALL OF THE OUTSTANDING SENIOR NOTES DUE 2013, IN THE PRINCIPAL AMOUNT OF U.S.$11.3 MILLION. THE TOTAL AGGREGATE AMOUNT PAID BY SKY IN CONNECTION WITH THIS PREPAYMENT WAS U.S.$12.6 MILLION, INCLUDING RELATED ACCRUED INTEREST AND PREMIUM OF 4.6875%.

4.        CONTINGENCIES

THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

IN JANUARY 2009, THE COMPANY AND UNIVISION ANNOUNCED AN AMENDMENT TO THE PROGRAM LICENSE AGREEMENT (“PLA”). IN CONNECTION WITH THIS AMENDMENT, LITIGATION BETWEEN THE PARTIES UNDERWAY IN LOS ANGELES  WAS SETTLED AND  DISMISSED EXCEPT FOR AN INTERNET CLAIM.

5.        STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF MARCH 31, IS ANALYZED AS FOLLOWS:

	2009				2008
	NOMINAL PESOS		RESTATED PESOS (1)		NOMINAL PESOS		RESTATED PESOS (1)
CAPITAL STOCK ISSUED	Ps.	2,378,506	Ps.	10,060,950	Ps.	2,427,353	Ps.	10,267,570
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE		1,197,574		2,135,423		1,197,574		2,135,423
RESERVE FOR REPURCHASE OF SHARES		—		—		451,293		1,240,869
UNAPPROPRIATED EARNINGS		22,736,267		27,301,182		17,086,383		23,685,461
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,490,277		4,160,676		3,461,449		4,233,353
CUMULATIVE EFFECT OF DEFERRED TAXES		—		—		—		—
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		—		(1,168,055)		—		(1,299,796)
NET INCOME FOR THE PERIOD		—		978,031		—		1,053,548
SHARES REPURCHASED		(5,126,288)		(5,142,137)		(7,386,442)		(8,198,003)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY			Ps.	42,874,014			Ps.	37,666,369

            (1) RESTATEMENT WAS RECOGNIZED THROUGH DECEMBER 31, 2007 (SEE NOTE 1).

IN APRIL 2008, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE NOMINAL AMOUNT OF UP TO PS.2,276,340, WHICH CONSISTED OF NOMINAL PS.0.75 PER CPO AND  NOMINAL PS.0.00641025641 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2008 IN THE AGGREGATE AMOUNT OF PS.2,229,973; AND (II) THE CANCELLATION OF APPROXIMATELY 7,146.1 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 61.1 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2007 AND 2008.

AS OF MARCH 31, 2009, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	120,182,748,925	8,124,152,485	112,058,596,440
SERIES “B” SHARES	56,262,606,976	4,216,802,661	52,045,804,315
SERIES “D” SHARES	85,758,828,365	2,958,743,359	82,800,085,006
SERIES “L” SHARES	85,758,828,365	2,958,743,359	82,800,085,006
	347,963,012,631	18,258,441,864	329,704,570,767

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF MARCH 31, 2009, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

A, B, D, AND L SHARES
IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	1,421,187,300	-	1,421,187,300	Ps. (582,558)
OWNED BY A COMPANY’S SUBSIDIARY (2)	3,060,913,869	537,563,559	3,598,477,428	(976,212)
ACQUIRED BY A COMPANY’S TRUST (3)	5,408,555,022	7,830,222,114	13,238,777,136	(3,213,617)
ADVANCES FOR ACQUISITION OF SHARES(4)	-	-	-	(369,750)
	9,890,656,191	8,367,785,673	18,258,441,864	Ps. (5,142,137)

(1)	DURING THE FIRST QUARTER OF 2009, THE COMPANY DID NOT REPURCHASE SHARES IN THE FORM OF CPOS.
(2)
DURING THE FIRST QUARTER OF 2009, THE COMPANY’S SUBSIDIARY REPURCHASED 58,500,000 SHARES IN THE FORM OF 500,000 CPOS, IN THE AMOUNT OF PS.17,297, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN JANUARY 2009 THE GROUP RELEASED 4,773,600 SHARES IN THE FORM OF 40,800 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.371 IN CONNECTION WITH THIS PLAN.

(3)
DURING THE FIRST QUARTER OF 2009, THE COMPANY REPURCHASED 81,841,500 SHARES IN THE FORM OF 699,500 CPOS, IN THE AMOUNT OF PS.26,956, IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. ALSO, IN JANUARY 2009, THE GROUP RELEASED 1,369,089,891 SHARES, IN THE FORM OF 11,701,623 CPOS, IN THE AMOUNT OF PS.112,009, IN CONNECTION WITH THIS PLAN.

(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.68,560 FOR THE THREE MONTHS ENDED MARCH 31, 2009, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS AN ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.         RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES IS OUTSTANDING AS OF MARCH 31, 2009. THE REMAINING BALANCE OF THE RESERVE FOR REPURCHASE OF SHARES IN THE AMOUNT OF PS.1,240,869 AS OF MARCH 31, 2008, WAS USED IN APRIL 2008, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY (SEE NOTE 5).

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         INTEGRAL RESULT OF FINANCING:

    INTEGRAL RESULT OF FINANCING FOR THE THREE MONTHS ENDED MARCH 31, CONSISTED OF:

	2009		2008
INTEREST EXPENSE (1)	Ps.	858,439	Ps.	649,167
INTEREST INCOME		(346,063)		(423,186)
FOREIGN EXCHANGE LOSS, NET (2)		199,170		302,013
	Ps.	711,546	Ps.	527,994

(1)	INTEREST EXPENSE INCLUDES IN 2009 AND 2008 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.58,190 AND PS.81,913, RESPECTIVELY.
(2)	INCLUDES IN 2009 AND 2008 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.42,480 AND PS.249,752, RESPECTIVELY.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, WAS DERIVED FROM:

	2009		2008
ASSETS:
ACCRUED LIABILITIES	Ps.	765,068	Ps.	679,604
GOODWILL		1,062,680		945,687
TAX LOSS CARRYFORWARDS		805,779		843,549
ALLOWANCE FOR DOUBTFUL ACCOUNTS		333,284		293,626
CUSTOMER ADVANCES		787,235		1,417,017
OTHERS ITEMS		284,061		174,908
		4,038,107		4,354,391
LIABILITIES:
INVENTORIES		(253,725)		(363,095)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,556,604)		(1,017,355)
OTHER ITEMS		(1,569,195)		(1,460,112)
INNOVA		(465,294)		(525,164)
		(3,844,818)		(3,365,726)
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES		193,289		988,665
DEFERRED TAX OF FOREIGN SUBSIDIARIES		(102,247)		763,907
ASSETS TAX		891,094		1,477,037
VALUATION ALLOWANCE		(3,386,861)		(3,832,186)
FLAT RATE BUSINESS TAX		40,095		-
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps.	(2,364,630)	Ps.	(602,577)

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008.

10.       QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2009, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF PERIOD	ACCUMULATED	QUARTER
2 / 08	Ps. 2,894,277	Ps. 1,840,729	-	Ps. 2,894,277	Ps. 1,840,729
3 / 08	4,961,295	2,067,018	-	4,961,295	2,067,018
4 / 08	7,803,652	2,842,357	-	7,803,652	2,842,357
1 / 09	978,031	978,031	-	978,031	978,031

(1)	AS REPORTED IN EACH QUARTER.

11.        INFORMATION BY SEGMENTS:

INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008, ARE AS FOLLOWS:

	TOTAL REVENUES	INTERSEGMENT REVENUES	CONSOLIDATED REVENUES	SEGMENT PROFIT (LOSS)
MARCH 2009:
TELEVISION BROADCASTING	Ps. 4,041,719	Ps. (50,682)	Ps. 4,092,401	Ps. 1,584,262
PAY TELEVISION NETWORKS	608,357	265,085	343,272	396,820
PROGRAMMING EXPORTS	686,299	3,691	682,608	340,462
PUBLISHING	766,724	2,738	763,986	22,536
SKY	2,416,783	1,227	2,415,556	1,110,780
CABLE AND TELECOM	2,213,957	16,678	2,197,279	679,275
OTHER BUSINESSES	884,154	16,835	867,319	(39,694)
SEGMENTS TOTALS	11,617,993	255,572	11,362,421	4,094,441
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(255,572)	(255,572)	-	(157,833)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(1,207,150)
CONSOLIDATED TOTAL	Ps. 11,362,421	Ps. -	Ps. 11,362,421	Ps. 2,729,458	(1)

MARCH 2008:
TELEVISION BROADCASTING	Ps. 3,882,521	Ps. 78,277	Ps. 3,804,244	Ps. 1,514,221
PAY TELEVISION NETWORKS	463,620	128,184	335,436	283,302
PROGRAMMING EXPORTS	578,299	610	577,689	245,296
PUBLISHING	727,324	4,765	722,559	49,065
SKY	2,180,644	14,383	2,166,261	1,080,245
CABLE AND TELECOM	1,052,845	451	1,052,394	327,701
OTHER BUSINESSES	901,111	21,576	879,535	(22,548)
SEGMENT TOTALS	9,786,364	248,246	9,538,118	3,477,282
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(248,246)	(248,246)	-	(99,495)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(993,268)
CONSOLIDATED TOTAL	Ps. 9,538,118	Ps. -	Ps. 9,538,118	Ps. 2,384,519	(1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

          BEGINNING IN SEPTEMBER 2008, THE GROUP’S PUBLISHING DISTRIBUTION BUSINESS IS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT SINCE ITS OPERATIONS ARE NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE. BEFORE THAT DATE, THIS BUSINESS WAS PRESENTED AS A SEPARATE REPORTABLE SEGMENT.

12.        LOANS AND INVESTMENTS:

            IN THE THREE MONTHS ENDED MARCH 31, 2009, THE GROUP MADE LOANS  IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA AND INVESTMENTS RELATED TO ITS 25% INTEREST IN VOLARIS IN THE AGGREGATE AMOUNT OF €12 MILLION AND U.S.$5 MILLION, RESPECTIVELY.

-------------

   DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN	/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ VICE PRESIDENT - LEGAL AND GENERAL COUNSEL

MÉXICO, D.F., APRIL 29, 2009

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 5, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President